Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0180 F: +1 202.637.3593 jamescain@ eversheds-sutherland.com

JAMES M. CAIN

DIRECT LINE: 202.383.0180

E-mail: JamesCain@eversheds-sutherland.com

July 14, 2017

Via E-Mail

Coy Garrison

Special Counsel

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	USCF Funds Trust
Registration Statement on Form S-1
File No. 333-214825

Dear Mr. Garrison:

On behalf of our client, the United States Commodity Funds LLC (“USCF”), sponsor of the USCF Funds Trust (the “Trust”), enclosed is a revised version of the above-captioned registration statement for the United States 3x Oil Fund (the “Fund”), a series of the Trust. Each of your comments, dated July 11, 2017, is set forth below, followed by our response.

General

1.	Comment: Please tell us if there is a commitment, intent or reasonable possibility that the Sponsor will fund cash flow deficits or provide other direct or indirect financial assistance to the registrant. If so, please revise your filing to describe the nature and extent of any funding or financial support arrangement, or tell us where such information is disclosed.

Response:      There is no commitment, intent or reasonable possibility that the Sponsor will fund cash flow deficits or provide other direct or indirect financial assistance to the registrant.

Statement of Financial Condition, page F-3

2.	Comment: Please revise to provide audited financial statements of the consolidated trust and each fund. For reference see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

Response:      We have provided financial statements for the Trust on a consolidated basis and for each fund under the Trust, including the Fund.

Note 2 – Summary of Significant Accounting Policies

Cash Equivalents, page F-6

3.	Comment: Please revise your disclosure to reflect that your cash equivalents will include items with original maturity dates of three months or less, or tell us how you determined original maturity dates of six months or less is appropriate. Please refer to ASC 305.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com

Coy Garrison Page 2

Response:      The Note has been revised to read as follows:

“Cash equivalents include money market funds, overnight deposits and obligations of the United States with an original maturity of less than six months.”

We have been advised by management that it has determined to include in the term “cash equivalents” Treasury obligations with an original maturity of six months or less.  In its view, allowing such longer term is appropriate for such Treasury obligations since they are readily convertible to known amounts of cash and management believes they present insignificant risk of changes in value due to changes in interest rates.  Management has concluded after consultation with its accountants that this satisfies the definition under U.S. GAAP and notes the definition only states that generally, only investments with original maturities of three months or less qualify as cash equivalents. Management has advised us that the original maturity of the position (three months vs. six months) is subject to interpretation and judgment.  Management takes the position treating these Treasuries as cash equivalents is appropriate based upon the definition of cash equivalents and that the term is subject to its judgment.

*       *       *

 Please do not hesitate to contact me at (202) 383-0180 if you have any questions or comments.

Sincerely,

/s/ James M. Cain

James M. Cain

cc:

Carolyn Yu, General Counsel, United States Commodity Funds LLC

Daphne Frydman, Deputy General Counsel, United States Commodity Funds LLC

Isaac Esquivel, Staff Accountant, Securities and Exchange Commission

Jennifer Monick, Assistant Chief Accountant, Securities and Exchange Commission

Bryan Hough, Staff Attorney, Securities and Exchange Commission